

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2024

Isabel Marin Vargas
Director
Mercalot Inc.
C/ de l'Illa Formentera, 54, Quatre Carreres
46026 Valencia, Spain

> **Re: Mercalot Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 10, 2024**
> **File No. 333-281804**

Dear Isabel Marin Vargas:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 23, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1

Dilution, page 17

1. We note your response to comment 8 and the related revisions to your disclosure. Please further revise your calculation of net tangible book value to exclude total liabilities.

General

2. We note your response to comment 12 that you are "evaluating the market value of your publicly held shares and aim to meet the required minimum of $15 million upon completion of the offering," and that you "plan to achieve the required minimum $4 per share bid price;" however, we note that you are registering up to 12,000,000

shares of common stock at a fixed price of $0.01 per share for aggregate net proceeds of up to $120,000, assuming that the entire offering is completed. Please further explain how you plan to meet the listing requirements given the current terms of the offering, or remove references to listing your common stock on the Nasdaq Stock Market from the registration statement.

Please contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services